03011617

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	

SEC FILE NUMBER
8- 52671

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CBNY Investment Services Corp.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue, 21st Floor

(No. and Street)

New York | NY | 10022

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Linton, First Vice President **212-457-8630**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square **New York** **NY** **10036**

(Address) (City) (State) (Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Donald J. Linton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of CBNY Investment Services Corp. (the "Corporation"), as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the Corporation nor principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

First V. P. & Financial Operations Principal

Notary Public

DAVID J. MINDER
Notary Public, State of New York
No. 44-4821627
Qualified in Rockland County
Certificate filed in New York County
Commission Expires May 31, 2003

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Supplementary Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition
CBNY Investment Services Corp.

December 31, 2002
with Report of Independent Auditors

CBNY Investment Services Corp.

Statement of Financial Condition

December 31, 2002

Contents

Report of Independent Auditors 1

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholders and Board of Directors of
CBNY Investment Services Corp.

We have audited the accompanying statement of financial condition of CBNY Investment Services Corp. (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CBNY Investment Services Corp. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 24, 2003

CBNY Investment Services Corp.

Statement of Financial Condition

December 31, 2002

Assets	
Cash	$1,219,272
Cash segregated pursuant to Federal regulations	1,661,658
Receivable from customers	2,511,565
Receivable from brokers, dealers and others	20,311
Fixed assets, net of accumulated depreciation of $412,485	1,252,848
Other assets	676,068
Total assets	$7,341,722
Liabilities and stockholders' equity	
Liabilities:	
Payable to customers	$ 193,649
Payable to brokers, dealers and others	2,552,640
Accrued compensation and other liabilities	405,240
Total liabilities	3,151,529
Total stockholder's equity	4,190,193
Total liabilities and stockholders' equity	$ 7,341,722

See accompanying notes.

CBNY Investment Services Corp.

Notes to Statement of Financial Condition

December 31, 2002

1. ORGANIZATION

CBNY Investment Services Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was incorporated on April 14, 2000 in the state of New York and was registered as a broker dealer on January 8, 2001.

The Company provides traditional brokerage services for customers in equities, corporate debt, mutual funds, government securities, municipal securities and unit investment trusts. The Company clears its securities transactions on an omnibus basis Brown Brothers Harriman & Co. (the "clearing-broker").

In May 2002, the Company completed its stock repurchase program, repurchasing all outstanding shares of its publicly-traded stock from its minority shareholders at an average price of $10.48. The Company is now private and owned by Gabriel R. Safdié and his sister Helene Safdié Levy.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents are defined as highly liquid investments, with original maturities of three months or less.

Deferred tax assets and liabilities are recognized for the future tax consequences related to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

Securities transactions and related income and expenses are recorded on a trade–date basis. Securities owned are stated at market value, with related changes in unrealized appreciation and depreciation reflected in stockholders' equity. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. The Company typically holds securities pending immediate resale to customers. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. At December 31, 2002, the Company held no securities.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company has discretionary investment authority over certain customer accounts. Assets in these accounts are typically invested in mutual funds. The Company receives investment management fees directly from mutual fund providers based on transaction volume and records these fees on a trade-date basis.

Furniture and fixtures, computer equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Furniture and fixtures and computer equipment are depreciated on a straight-line basis over 5 years and 3 years, respectively. Leasehold improvements are amortized on a straight–line basis over the shorter of 10 years or the term of the lease.

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

3. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND OTHERS

At December 31, 2002, amounts receivable from and payable to brokers, dealers and others, consist of the following:

	Receivable from brokers, dealers and others	Payable to brokers, dealers and others
Interest receivable	$ 4,625	$ -
Payable to clearing organization	-	3,476
Unsettled trades	13,966	-
Securities failed to receive	-	2,549,164
Due from clearing broker	1,720	-
	$ 20,311	$ 2,552,640

Securities failed to receive represent the contract value of securities that have not been received by the Company on settlement date. The Company clears its proprietary and customer transactions through the clearing broker on an omnibus basis. The amounts payable to the clearing broker relates to the aforementioned transactions.

4. FIXED ASSETS

At December 31, 2002, fixed assets consisted of the following:

Leasehold improvements	$	789,190
Computer and equipment		806,958
Furniture and fixtures		69,185
Less: Accumulated depreciation and amortization		(412,485)
Fixed assets, net of accumulated depreciation	$	1,252,848

5. INCOME TAXES

The deferred tax asset of $1,580,341 relates primarily to net operating losses which have been offset against a valuation allowance. These net operating losses expire in 2022.

6. COMMITMENTS AND CONTINGENCIES

The Company executed a five-year remote processing agreement with SunGard Financial Systems, Inc. ("SunGard") on December 6, 2000, whereby SunGard will provide on-line processing and report services to the Company.

The Company leases office space from Mutual of America Life Insurance Company under a noncancelable lease extending through November 2011. At December 31, 2002, the Company's future minimum commitments under this lease agreements is as follows:

2003	$	1,029,282
2004		1,029,282
2005		1,029,282
2006		1,041,113
2007 and thereafter		5,317,960
	$	9,446,919

The Company may be involved in litigation arising in the normal course of business. At December 31, 2002, no litigation was pending against the Company. In addition, management is not aware of any unasserted claims or assessments against the Company.

7. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company provides execution services on an omnibus basis for certain affiliates. At December 31, 2002, amounts receivable from affiliates resulting from unsettled trades totaled $2,196,011 and are included in receivable from customers on the statement of financial condition.

7. RELATED PARTY TRANSACTIONS (continued)

The Company maintains an uncommitted line of credit from Key Financial Corp. in the amount of $2,000,000 with an expiration date of August 31, 2003. This line of credit could be used to finance the Company's activities. There were no borrowings outstanding under this line as of December 31, 2002.

8. CREDIT RISK

As a securities broker-dealer, the Company engages in buying and selling securities for a diverse group of customers including institutional and individual investors. The Company's exposure to off-balance sheet credit risk may occur in the event a customer, the clearing agent, or a counterparty does not fulfill its obligation arising from a transaction. All trades pending at December 31, 2002 were settled without adverse effect on the Company's financial position.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the alternative method permitted by the Rule which requires, among other things, that the Company maintain minimum net capital as defined of $250,000. At December 31, 2002, the Company had net capital of $2,134,559, which exceeded its requirement by $1,884,599.

Certain advances, payments and other equity withdrawals are restricted by the provisions of the rules of the Securities and Exchange Commission.

Pursuant to rule 15c3-3 of the Securities and Exchange Commission, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable equivalents for the exclusive benefit of customers. At December 31, 2002, the Company had $1,661,658 of cash on deposit in such accounts.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets and liabilities, including cash, securities owned and certain receivables and payables are carried at fair value or contracted amounts which approximate fair value.